UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

GLOBAL TRAFFIC NETWORK, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
37947B 10 3
(CUSIP Number)
William L. Yde III
Global Traffic Network
880 Third Avenue, Sixth Floor
New York, NY 10022
(212) 896-1255

With a copy to:

Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
(612-672-8200)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37947B 10 3

1	NAMES OF REPORTING PERSONS William L. Yde III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF — with respect to 413,428 of the shares held by the Johander Trust OO (held prior to the Issuer’s initial public offering) - with respect to all other shares

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		2,612,739 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,686,747 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,612,739 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 7 Pages

CUSIP No.	37947B 10 3
Item 1. Security and Issuer.
This statement relates to the common stock, $.001 par value per share (the “Shares”), of Global Traffic Network, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 880 Third Avenue, Sixth Floor, New York, NY 10022.
Item 2. Identity and Background.
This Schedule 13D is being filed by William L. Yde III (the “Reporting Person”). The principal business address for Mr. Yde is 880 Third Avenue, Sixth Floor, New York, NY 10022. Mr. Yde is the Chairman, Chief Executive Officer and President of the Issuer.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4. Purposes of Transaction.
The Reporting Person has acquired the Shares covered by this Schedule solely for investment purposes.
The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as otherwise indicated in this Schedule, including under Item 6 hereof, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than pursuant to the plans or arrangements described in Item 6 of this Schedule;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No.	37947B 10 3
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Person may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when the Reporting Person deems it appropriate.
Item 5. Interest in the Securities of the Issuer.
(a) The Reporting Person beneficially owns 2,612,739 Shares, including 1,686,747 Shares owned by the Reporting Person directly and 925,992 Shares owned by certain third parties. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, this shall not be deemed as an admission of beneficial ownership of Shares owned by third parties. According to information provided by the Issuer in its most recently filed Quarterly Report on Form 10-Q, as of February 9, 2010, the Issuer had 18,309,834 Shares outstanding. Based upon this information, the Reporting Person is the beneficial owner of 14.3% of the outstanding Shares.
(b) The Reporting Person has sole voting and dispositive power with respect to the 1,686,747 Shares that he holds directly. The Reporting Person has the power to vote (i) 725,992 additional Shares pursuant to certain voting agreements with the third party owners of such Shares; and (ii) 200,000 additional Shares owned by his former spouse pursuant the terms of a settlement agreement with such former spouse (the “Settlement Agreement”).
(c) The following transactions in the Shares were effected by during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person:

CUSIP No.	37947B 10 3
(i) On February 24, 2010, the Reporting Person sold 180,000 Shares at a price of $4.75 per Share pursuant to Rule 10b5-1 trading plans.
(ii) On February 26, 2010, the Reporting Person sold 120,000 Shares at a price of $4.25 per Share pursuant to a privately negotiated transaction.
(iii) On February 25, 2010, the Reporting Person transferred 200,000 Shares to his former spouse in accordance with the requirements of the Settlement Agreement. Pursuant to the terms of the Settlement Agreement and as described in Item 6 of this Schedule, the Reporting Person retains voting power over, and a pecuniary interest in, such Shares.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Agreement, Understandings With Respect to Securities of the Issuer.
(i) Pursuant to a Voting Agreement dated January 11, 2001, as amended, by and between the Reporting Person and Thomas M. Gilligan, the Reporting Person has the right to vote 30,000 Shares owned by Mr. Gilligan so long as Mr. Gilligan continues to own such Shares. The Reporting Person’s Voting Agreement with Mr. Gilligan is attached as Exhibit 10.1 to this Schedule any description in this Schedule of such agreement is qualified in its entirety to reference thereto.
(ii) Pursuant to a Voting Agreement dated September 30, 2005, by and between William L. Yde III and the Robert L. Johander Revocable Trust u/a/d December 18, 2006 (the “Johander Trust”), the Reporting Person has the right to vote 695,992 Shares held by the Johander Trust so long as the Johander Trust continues to own such Shares. The Reporting Person’s Voting Agreement with the Johander Trust is attached as Exhibit 10.2 to this Schedule any description in this Schedule of such agreement is qualified in its entirety to reference thereto.
(iii) In January 2010, the Reporting Person entered into an agreement with his former spouse that resolved a dispute related their pre-existing marital settlement agreement (the agreement resolving such dispute is referred to herein as the “Settlement Agreement”). Among other things, the Settlement Agreement provides that the Reporting Person will sell a total of 225,000 Shares in three 75,000 Share quarterly installments commencing in February 2010 (the “Prescribed Sales”), and that the Reporting Person will remit the proceeds from such sales, net of brokerage fees and commissions, to his former spouse. The first such Prescribed Sale was effected on February 24, 2010. Also as contemplated by the Settlement Agreement, the Reporting Person transferred 200,000 Shares to his former spouse on February 25, 2010 (the “Transferred Shares”). The Settlement Agreement requires the Reporting Person’s former spouse to retain the Transferred Shares for no less than one year from the date on which she received them (the “Anniversary Date”), at which time they will be ascribed a value as described in the Settlement Agreement. The Reporting Person retains the right to vote the Transferred Shares so long as his former spouse continues to own them. Following the Anniversary Date, if the aggregate net proceeds from the Prescribed Sales,

CUSIP No.	37947B 10 3
plus the value of the Transferred Shares, plus certain amounts previously remitted to the Reporting Person’s former spouse is equal to or greater than $3,000,000 (the “Threshold Amount”), the Reporting Person will have no further obligation under the Settlement Agreement to sell Shares. If such amount is less than the Threshold Amount, then the Settlement Agreement provides that the Reporting Person will continue to effect 75,000 Share quarterly installment sales, commencing in February 2011, and will remit the net proceeds from such sales to his former spouse until aggregate proceeds from such sales and the Prescribed Sales, plus value of the Transferred Shares, plus certain amounts previously remitted to the Reporting Person’s former spouse is equal to the Threshold Amount. As contemplated by the Settlement Agreement, on February 22, 2010, the Reporting Person has entered into a Rule 10b5-1 trading plan pursuant to which the Prescribed Sales and any required additional sales are to be effected.
(iv) On February 22, 2010, the Reporting Person entered into a rule 10b5-1 trading plan related to the proposed sale of Shares at the discretion of the Reporting Person’s broker. The maximum number of Shares proposed to be sold under the Rule 10b5-1 Plan is 210,000, of which 105,000 Shares were sold on February 24, 2010.
Item 7. Exhibits.

10.1	Voting Agreement dated January 11, 2001, as amended, by and between William L. Yde III and Thomas M. Gilligan, (incorporated by reference to Exhibit 10.1 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

10.2	Voting Agreement dated September 30, 2005, by and between William L. Yde III and the Robert L. Johander Revocable Trust u/a/d December 18, 2003 (incorporated by reference to Exhibit 10.2 to the Schedule 13D filed by Mr. Yde on April 3, 2006).

CUSIP No.	37947B 10 3
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2010	/s/ William L. Yde III
William L. Yde III